May 2008 Pricing Sheet dated May 22, 2008 relating to Preliminary Pricing Supplement No. 615 dated April 24, 2008 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Currencies

Capital-Protected Currency Income Notes due November 30, 2011
Based on a Basket of Eleven Currencies Relative to the U.S. Dollar

PRICING TERMS – MAY 22, 2008
Issuer:	Morgan Stanley
Issue price:	$1,000 per note (see “Commissions and Issue Price” below)
Stated principal amount:	$1,000 per note
Aggregate principal amount:	$6,609,000
Pricing date:	May 22, 2008
Original issue date:	May 30, 2008 (5 business days after the pricing date)
Maturity date:	November 30, 2011
Principal protection:	100%
Payment at maturity (per note):	$1,000 plus the protection amount, if any, as calculated on the final determination date of the final calculation period.
Protection amount:
The protection amount will initially be $100, and may be increased or decreased on each subsequent determination date.  For subsequent calculations of the protection amount on each determination date, please see the accompanying preliminary pricing supplement.

Calculation period:
Each monthly calculation period runs from and including a determination date (for each calculation period, the “initial determination date”) to and including the following determination date (for each calculation period, the “final determination date”).

Determination date:
The initial determination date for the initial calculation period will be May 27, 2008, and, thereafter, will be a day falling towards the end of each month as set forth in Annex A to the accompanying preliminary pricing supplement; provided that if any such day as set forth in Annex A to the accompanying preliminary pricing supplement is not a currency business day, the relevant determination date will be the immediately preceding currency business day.

Variable monthly payment:
Subject to the prior occurrence of a defeasance event,
(i)      if the monthly basket performance is positive:
variable monthly payment = (75% x monthly basket performance x $1,000) + carryover payment, if any, subject to the maximum  monthly payment (in which case, any excess over such maximum monthly payment will be allocated to the carryover reserve); or
(ii)     if the monthly basket performance is zero or negative:
variable monthly payment = $0 + carryover payment, if any, subject to the maximum monthly payment.
A defeasance event may occur at any time on any day during a calculation period as further described herein, at which point the notes will no longer pay any variable monthly payments based on the monthly basket performance and, once the carryover reserve equals $0, the notes will no longer pay any variable monthly payment at all.
Please see the accompanying preliminary pricing supplement for further details.

Maximum monthly payment:	$8.33 per month (equivalent to an annualized return of approximately 10%)
Basket currencies:	Australian dollar	Hungarian forint	New Zealand dollar
	British pound	Japanese yen	Singapore dollar
	Canadian dollar	Korean won	Swiss franc
	Eurozone euro	Mexican peso
CUSIP:	6174465T2
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Note	100%	3.00%	97.00%
Total	$6,609,000	$198,270	$6,410,730

(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $990 per note.  Please see the cover page of the accompanying preliminary pricing supplement for further details.

(2)
For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Pricing Supplement No. 615 dated April 24, 2008
Amendment No. 1 to the Prospectus Supplement dated July 24, 2007	Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.